

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753



September 28th, 2006



VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: **FILE NO. 82-34753**
Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

dw 10/3



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between August 26th and September 27th 2006 (inclusive)

- Section 198 notifications (announcements regarding notifiable interests in the Company)
- Notifications of transactions of directors/persons discharging managerial responsibility and connected persons (J Hayes exercise of options and sale of shares)
- Notifications of transactions of directors/persons discharging managerial responsibility and connected persons (J Urwin exercise of options and sale of shares)
- Notification of transactions of directors/persons discharging managerial responsibility and connected persons (J Carey sale of shares)
- Notification of grants of contingent share award to, and of beneficial interests in shares acquired by, directors/persons discharging managerial responsibility (A Banham)
- Notification of grant of contingent share award to person discharging managerial responsibility (A Banham)
- Notification of transactions of directors/persons discharging managerial responsibility and connected persons (R Eckelmann sale of shares)
- Notifications relating to acquisitions of shares and interests in shares by the trustees of the Wolfson Microelectronics No. 1 Employees Share Trust and by the trustees of The Wolfson Microelectronics No. 2 Employees Share Trust
- Notification of changes in interests of directors in shares held by The Wolfson Microelectronics No. 2 Employees Share Trust and The Wolfson Microelectronics No. 1 Employees Share Trust
- Notifications relating to the acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust

2. Documents filed with Registrar of Companies for Scotland

- Forms 88(2) (returns of allotments of shares on exercise of share options)

3. Documents submitted to the Financial Services Authority

None during the period.

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interests
Released	16:26 22-Sep-06
Number	3702J

RNS Number:3702J
Wolfson Microelectronics PLC
22 September 2006

Edinburgh, 22nd September 2006

Wolfson Microelectronics plc ("the Company")

Notification relating to acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 22nd September 2006 by the No. 1 Trust that, on 22nd September 2006, the No. 1 Trust purchased 20,000 ordinary shares of 0.1 pence each in the Company at a price of £4.79 per share.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of each of the said trusts:

Alastair David Milne
George Reginald Elliott
John Martin Urwin

As a result, the executive directors' potential interests in the ordinary shares held by the No. 1 Trust have increased, with no consideration passing to or from the executive directors as a result, as follows:

Director	Potential interest in ordinary shares prior to notification	Increase in interest (no. ordinary shares)	Potential interest in ordinary shares following notification
AD Milne	157,182	20,000	177,182
GR Elliott	145,939	20,000	165,939
JM Urwin	145,939	20,000	165,939

These notifications are made in accordance with Disclosure Rule 3.1.4R(1)(b).

Enquiries

Fiona Murdoch 0131 272 7000
Company Secretary



This information is provided by RNS
The company news service from the London Stock Exchange

END



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wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	11:57 22-Sep-06
Number	3415J

RNS Number:3415J
Wolfson Microelectronics PLC
22 September 2006

Wolfson Microelectronics plc
22 September 2006

Notification of transactions of directors/persons discharging managerial responsibility and connected persons

The Company was notified on 21 September 2006 that on 19 September 2006 Robert Laurence Eckelmann ceased to be interested in 7,500 ordinary shares of 0.1 pence each in the capital of the Company (the "Shares"). The Shares were sold on 19 September 2006, in the United States of America, on Robert Eckelmann's behalf for US$9.35 (£4.97) per ordinary share.

This notification relates to a transaction notified in accordance with disclosure rule 3.1.4R(1)(a) and disclosure rule 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

This information is provided by RNS
The company news service from the London Stock Exchange

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wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	07:00 21-Sep-06
Number	2574J

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
21 September 2006

Section 198 Notification

The Company was notified on 20 September 2006 by Fidelity Investments on behalf of FMR Corp. ("FMR'") and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 8,434,987 ordinary shares in the Company ("Shares"), representing 7.22% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
JPMorgan , Bournemouth	FPM	641,090
Northern Trust London	FPM	163,400
JPMorgan, Bournemouth	FPM	99,800
State Str Bk and Tr Co Lndn	FPM	32,100
Brown Bros Harriman & Co	FMTC	32,500
State Street Bank and Tr Co	FMTC	36,840
JPMorgan Chase Bank	FMTC	24,800
Brown Bros Harriman & Co	FMRCO	4,111,400
JPMorgan Chase Bank	FMRCO	1,116,900
Northern Trust Co	FMRCO	500,000
State Street Bank and Tr Co	FMRCO	50,000
JPMorgan, Bournemouth	FISL	1,173,957
Brown Bros Harrimn Ltd Lux	FIL	378,000
JPMorgan, Bournemouth	FIL	28,700
National Astl Bk Melbourne	FIL	45,500
Total Ordinary Shares		**8,434,987**

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:42 19-Sep-06
Number	1852J


wolfson

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
19 September 2006

Section 198 Notification

On 19 September 2006, the Company received notice pursuant to section 198 of the Companies Act 1985 that, on 15 September 2006, Credit Suisse Securities (Europe) Limited and Credit Suisse International no longer had a notifiable interest in the Company's ordinary share capital.

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Share Award
Released	16:40 15-Sep-06
Number	0482J



Edinburgh, 15th September 2006

Wolfson Microelectronics plc ("the Company")

Notification of grant of contingent share award to person discharging managerial responsibility

On 15th September 2006, the Company made a contingent share award of 16,241 ordinary shares of 0.1 pence each in the Company to Alistair Banham. No payment was made in respect of the grant of the award.

The award will normally vest provided Mr Banham remains in the Company's employment following the end of an 18 month period commencing 14th August 2006. For this reason, the award will not be aggregated with any shareholding of Mr Banham in the Company unless and until the award vests.

This notification is made in accordance with Disclosure Rule 3.1.4R(1)(a).

Enquiries

Fiona Murdoch 0131 272 7000
Company Secretary

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interests
Released	11:49 13-Sep-06
Number	8899I

Edinburgh, 13th September 2006

Wolfson Microelectronics plc ("the Company")

Notification relating to acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 12th September 2006 by the No. 1 Trust that, on 11th September 2006, the No. 1 Trust purchased 16,241 ordinary shares of 0.1 pence each in the Company at a price of £4.771852 per share.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of each of the said trusts:

Alastair David Milne
George Reginald Elliott
John Martin Urwin

As a result, the executive directors' potential interests in the ordinary shares held by the No. 1 Trust have increased, with no consideration passing to or from the executive directors as a result, as follows:

Director	Potential interest in ordinary shares prior to notification	Increase in interest (no. ordinary shares)	Potential interest in ordinary shares following notification
AD Milne	140,941*	16,241	157,182
GR Elliott	129,698**	16,241	145,939
JM Urwin	129,698**	16,241	145,939

* comprising the 116,621 shares as previously notified on 4.09.06 plus the 24,320 shares in which the beneficial interest is held jointly by the No. 1 Trust and A Banham (as previously notified on 6.09.06)
** comprising the 105,378 shares as previously notified on 4.09.06 plus the 24,320 shares in which the beneficial interest is held jointly by the No. 1 Trust and A Banham (as previously notified on 6.09.06)

These notifications are made in accordance with Disclosure Rule 3.1.4R(1)(b).

Enquiries

Fiona Murdoch 0131 272 7000
Company Secretary

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:27 08-Sep-06
Number	7174I

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
8th September 2006

Section 198 Notification

The Company was notified on 8th September 2006 by Credit Suisse Securities (Europe) Limited ("CSSEL") pursuant to section 198 of the Companies Act 1985 ("the Act") that, on 6th September 2006, CSSEL held an interest in 3,490,242 shares, representing 3% of the issued share capital of the Company. CSSEL held an interest in 44,708 of these shares under section 208(5) of the Act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

Those Credit Suisse companies which are direct or indirect holdings companies of CSSEL are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSSEL is interested.

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	15:57 08-Sep-06
Number	7140I

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
8th September 2006

Section 198 Notification

The Company was notified on 8th September 2006 pursuant to section 198 Companies Act 1985 by Aviva plc and its subsidiaries ("Aviva") that, as at 6th September 2006, Aviva holds a beneficial interest in 3,689,472 ordinary shares of the Company, representing 3.17% of the issued share capital of the Company. These shares are held by the following registered holder(s):

Morley Fund Management Ltd:	**Shares Held:**
BNY Norwich Union Nominees Ltd	848,110*
Chase GA Group Nominees Ltd	1,975,366*
Chase Nominees Ltd.	128,360*
CUIM Nominees Ltd	737,636*

* denotes beneficial interest

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	15:32 07-Sep-06
Number	6522I


wolfson

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
7 September 2006

Section 198 Notification

The Company was notified on 7 September 2006 by Fidelity Investments on behalf of FMR Corp. ("FMR"") and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 7,906,647 ordinary shares in the Company ("Shares"), representing 6.79% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
JPMorgan , Bournemouth	FPM	92,750
Northern Trust London	FPM	318,800
JPMorgan, Bournemouth	FPM	99,800
State Str Bk and Tr Co Lndn	FPM	32,100
Bank of New York Brussels	FPM	20,800
Brown Bros Harriman & Co	FMTC	53,000
State Street Bank and Tr Co	FMTC	48,440
JPMorgan Chase Bank	FMTC	40,400
Brown Bros Harriman & Co	FMRCO	4,111,400
JPMorgan Chase Bank	FMRCO	758,100
Northern Trust Co	FMRCO	500,000
State Street Bank and Tr Co	FMRCO	50,000
JPMorgan, Bournemouth	FISL	1,102,857
Brown Bros Harrimn Ltd Lux	FIL	351,900
JPMorgan, Bournemouth	FIL	176,400
State Str Bk and Tr Co Lndn	FIL	75,700
National Astl Bk Melbourne	FIL	74,200
Total Ordinary Shares		**7,906,647**

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Share Award
Released	15:09 06-Sep-06
Number	5849I




wolfson

Edinburgh, 6th September 2006

Wolfson Microelectronics plc ("the Company")

Notification of grant of contingent share award to person discharging managerial responsibility

On 6th September 2006, in accordance with The Wolfson Microelectronics plc Performance Share Plan, the Company made a contingent share award of 8,106 ordinary shares of 0.1 pence each in the Company to Alistair Banham. No payment was made in respect of the grant of the award.

The award will normally vest following the end of a three year performance period ending at the end of the Company's first half in 2009 and then only to the extent that the defined performance conditions have been achieved. For this reason, the award will not be aggregated with any shareholding of Mr Banham in the Company unless and until the award vests.

Notification of beneficial interests in shares acquired by person discharging managerial responsibility

On 6th September 2006, in accordance with the terms of The Wolfson Microelectronics plc Executive Shared Ownership Plan ("the ExSOP"), a beneficial interest in 24,320 ordinary shares of 0.1 pence each in the Company was acquired for a consideration of 1 penny per share by Alistair Banham. This represents 0.02% of the issued share capital of the Company. The Company was notified of this transaction on 6th September 2006.

The registered shareholder of the shares is Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust) and the beneficial interest is held jointly by Mr Banham and Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust).

The interests in these ordinary shares are subject to the terms of an agreement substantially in the form set out in the ExSOP between (1) Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust), (2) Mr Banham and (3) Abacus Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust).

Under this agreement, following the end of a three year performance period ending at the end of the Company's first half in 2009, and only to the extent to which the defined performance conditions have been achieved, Mr Banham will benefit from any further growth in the value of such ordinary shares (less interest on the initial market value of such shares).

As a result of this award the total number of ordinary shares in which Mr Banham now holds a beneficial interest is 24,320 ordinary shares representing 0.02% of the issued share capital of the Company.

The above notifications are made in accordance with Disclosure Rule 3.1.4R(1)(a).

Enquiries

Fiona Murdoch 0131 272 7000
Company Secretary

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interests
Released	17:08 06-Sep-06
Number	6006I

Edinburgh, 6th September 2006

Wolfson Microelectronics plc ("the Company")

Notification of changes in interests of directors in shares held by The Wolfson Microelectronics No. 2 Employees Share Trust ("the No. 2 Trust") and The Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

On 6th September 2006, the Company was notified by Abacus Corporate Trustee Limited in its capacity as trustee of the No. 2 Trust that on 6th September 2006 it had entered into a joint ownership agreement pursuant to The Wolfson Microelectronics plc Executive Shared Ownership Plan ("the ExSOP"). Under this agreement, the No. 2 Trust transferred the beneficial interest in 24,320 ordinary shares in the Company of 0.1 pence each in order to give effect to an ExSOP award made to Mr Alistair Banham.

As a result of the making of this ExSOP award, the executive directors' potential interests in the ordinary shares held by the No. 2 Trust have decreased, with no consideration passing to or from the executive directors as a result, as follows:

Director	Potential interest in ordinary shares prior to ExSOP award of 6 September 2006	Decrease in interest (no. ordinary shares)	Potential interest in ordinary shares following ExSOP awards
Alastair David Milne	24,320	24,320	0
George Reginald Elliott	24,320	24,320	0
John Martin Urwin	24,320	24,320	0

Each such director's potential interest in shares held by the No. 1 Trust has thereby increased to the extent that, under and in consequence of the joint ownership agreement referred to above, the trustee of the No. 1 Trust has acquired beneficial interests as joint owner (jointly with Mr Alistair Banham) in such 24,320 shares.

This notification is made in accordance with Disclosure Rule 3.1.4R(1)(b).

Enquiries

Fiona Murdoch 0131 272 7000
Company Secretary

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	17:27 05-Sep-06
Number	5389I

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

JOHN MARTIN URWIN

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES

8. State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

250,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.21%

13. Price per share or value of transaction

105,000 AT £4.790476 PER SHARE; 145,000 AT £4.775 PER SHARE

14. Date and place of transaction

105,000 SOLD 4 SEPTEMBER 2006, LONDON; 145,000 SOLD 5 SEPTEMBER 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

495,124 ORDINARY SHARES REPRESENTING 0.42% OF ISSUED SHARE CAPITAL (OF WHICH 23,421 ARE HELD BENEFICIALLY AS JOINT OWNER UNDER THE TERMS OF THE WOLFSON MICROELECTRONICS 2006 EXECUTIVE SHARED OWNERSHIP PLAN)

16. Date issuer informed of transaction

5 SEPTEMBER 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer,* complete the following questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH – 0131 272 7000

Name and signature of duly authorised officer of *issuer* responsible for making notification

Fiona Murdoch, Company Secretary ____________________

Date of notification : 5th September 2006

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	17:21 05-Sep-06
Number	5381I

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

JOHN MARTIN URWIN

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above in respect of a non-beneficial interest[3]

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   VIDACOS NOMINEES

8. State the nature of the transaction

   EXERCISE OF OPTIONS

9. Number of shares, debentures or financial instruments relating to shares acquired

   300,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    0.25%

11. Number of shares, debentures or financial instruments relating to shares disposed

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

    N/A

13. Price per share or value of transaction

    £0.75 PER SHARE

14. Date and place of transaction

    105,000 ON 4 SEPTEMBER 2006; 191,900 AND 3,100 ON 5 SEPTEMBER 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    745,124 ORDINARY SHARES REPRESENTING 0.64% OF ISSUED SHARE CAPITAL (OF WHICH 23,421 ARE HELD BENEFICIALLY AS JOINT OWNER UNDER THE TERMS OF THE WOLFSON MICROELECTRONICS 2006 EXECUTIVE SHARED OWNERSHIP PLAN)

16. Date issuer informed of transaction

    5 SEPTEMBER 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer*, complete the following

questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH – 0131 272 7000

Name and signature of duly authorised officer of *issuer* responsible for making notification **Fiona Murdoch, Company Secretary**

____

Date of notification : 5th September 2006

END

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Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Transactions
Released	17:19 05-Sep-06
Number	5377I

wolfson microelectronics

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

DAVID JOHN CAREY

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES

8. State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

200,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.17%

13. Price per share or value of transaction

£4.80 PER SHARE

14. Date and place of transaction

5 SEPTEMBER 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,981,657 ORDINARY SHARES REPRESENTING 3.43% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

5 SEPTEMBER 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer,* complete the following questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH – 0131 272 7000

Name and signature of duly authorised officer of *issuer* responsible for making notification

Fiona Murdoch, Company Secretary ______________________________

Date of notification : 5th September 2006

END

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Regulatory Announcement

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Free annual report



Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Directors' Interests
Released	16:33 04-Sep-06
Number	4600I


wolfson

Edinburgh, 4th September 2006

Wolfson Microelectronics plc ("the Company")

Notifications relating to acquisitions of shares and interest in shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust") and by the trustees of The Wolfson Microelectronics No. 2 Employees Share Trust ("the No. 2 Trust")

1. The Company was notified on 1st September 2006 by the No. 2 Trust that, on 29th August 2006, it exercised a call option (under a Joint Ownership Agreement entered into between the No. 1 Trust, the No. 2 Trust, and Mr James Reid, a former director of the Company) to transfer Mr Reid's joint beneficial ownership of 23,421 ordinary 0.1p shares in the Company to the No. 2 Trust such that the No. 2 Trust became the sole beneficial owner of those shares. A consideration of £234.21 was paid by the No. 2 Trust to Mr Reid.

2. The Company was notified on 1st September 2006 by the No. 1 Trust and the No. 2 Trust that, on 31st August 2006, the No. 1 Trust and the No. 2 Trust purchased (respectively) 287 and 899 ordinary shares of 0.1 pence each in the Company at a price of £4.78 per share.

3. We hereby give notice that the following directors have a potential interest in the ordinary shares held by each of the No. 1 Trust and the No. 2 Trust as some of the members of the class of discretionary beneficiaries of each of the said trusts:

   Alastair David Milne
   George Reginald Elliott
   John Martin Urwin

4. As a result, the executive directors' potential interests in the ordinary shares held by the No. 1 Trust have increased, with no consideration passing to or from the executive directors as a result, as follows:

Director	Potential interest in ordinary shares prior to notification	Increase in interest (no. ordinary shares)	Potential interest in ordinary shares following notification
AD Milne	116,334	287	116,621
GR Elliott	105,091	287	105,378
JM Urwin	105,091	287	105,378

These notifications are made in accordance with Disclosure Rule 3.1.4R(1)(b).

Enquiries

Fiona Murdoch 0131 272 7000
Company Secretary

END

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	09:35 30-Aug-06
Number	2246I




wolfson

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

JULIAN HAYES

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above in respect of a non-beneficial interest[3]

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3

ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   VIDACOS NOMINEES

8. State the nature of the transaction

   EXERCISE OF OPTIONS

9. Number of shares, debentures or financial instruments relating to shares acquired

   181,100

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    0.15%

11. Number of shares, debentures or financial instruments relating to shares disposed

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

    N/A

13. Price per share or value of transaction

    31,100 AT £0.40 PER SHARE; 150,000 AT £0.75 PER SHARE

14. Date and place of transaction

    29 AUGUST 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    288,900 ORDINARY SHARES REPRESENTING 0.25% OF ISSUED SHARE CAPITAL (OF WHICH 17,800 ARE HELD BENEFICIALLY AS JOINT OWNER UNDER THE TERMS OF THE WOLFSON MICROELECTRONICS 2006 EXECUTIVE SHARED OWNERSHIP PLAN)

16. Date issuer informed of transaction

    29 AUGUST 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer,* complete the following questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH – 0131 272 7000

Name and signature of duly authorised officer of *issuer* responsible for making notification **Fiona Murdoch, Company Secretary**

____

Date of notification : 30 August 2006

END

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Regulatory Announcement

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Free annual report




wolfson

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	09:39 30-Aug-06
Number	2249I

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

   WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

   JULIAN HAYES

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

   NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

VIDACOS NOMINEES

8. State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

181,100

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.15%

13. Price per share or value of transaction

£4.75 PER SHARE

14. Date and place of transaction

29 AUGUST 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

107,800 ORDINARY SHARES REPRESENTING 0.09% OF ISSUED SHARE CAPITAL (OF WHICH 17,800 ARE HELD BENEFICIALLY AS JOINT OWNER UNDER THE TERMS OF THE WOLFSON MICROELECTRONICS 2006 EXECUTIVE SHARED OWNERSHIP PLAN)

16. Date issuer informed of transaction

29 AUGUST 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer,* complete the following questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH – 0131 272 7000

Name and signature of duly authorised officer of *issuer* responsible for making notification **Fiona Murdoch, Company Secretary** ______________________________	**Date of notification : 30 August 2006**

END

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Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839.

Company name in full: WOLFSON MICROELECTRONICS PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day 25 Month 08 Year 2006	To: Day 25 Month 08 Year 2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY.	
Number allotted	5,208	2,656.	
Nominal value of each share	0.1 PENCE.	0.1 PENCE.	
Amount (if any) paid or due on each share (including any share premium)	204.50 PENCE.	173.25 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) SAM LIU. Address 20F, NO. 229, SEC 3, JHONGANG RD, SINDIAN CITY, TAIPEI COUNTY, TAIWAN, 231, TAIWAN ROC. UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 7,864.
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28/8/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	29	08	2006
To	29	08	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	175,000	31,100	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	75 PENCE	40 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) MARK EMMERSON Address 19 BONALY AVENUE, EDINBURGH UK Postcode EH13 0ET	ORDINARY	25,000
Name(s) JULIAN MAYES Address 18 GLENORCHY TERRACE, EDINBURGH UK Postcode EH9 2DQ	ORDINARY	181,100
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29/8/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange



Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839.

Company name in full: WOLFSON MICROELECTRONICS PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	30	08	2006	30	08	2006

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	278,900.		
Nominal value of each share	0·1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	75 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) ANDREW J MYLES. Address FLAT 1, TOP FLOOR, 4 BUCCLEUCH TERRACE, EDINBURGH UK Postcode EH8 9ND.	ORDINARY	35,000
Name(s) ANDREW PRINGLE. Address 4 ROSEBERY VIEW, DALGETY BAY, FIFE UK Postcode KY11 9YH.	ORDINARY	100,000
Name(s) JOHN PENNOCK. Address 39, BABERTON CRESCENT, JUNIPER GREEN, EDINBURGH UK Postcode EH14 5BW	ORDINARY.	143,900.
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31/8/06.

** A ~~director~~ / secretary / ~~administrator / administrative receiver~~ / receiver / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	31	08	2006	31	08	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	15,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	75 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) GRAHAM JONES	Class of shares allotted	Number allotted
Address 244 GAYLOWER CRESCENT, EDINBURGH	ORDINARY	15,000
UK Postcode EH14 7SJ		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 3/8/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange



Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 5089839.

Company name in full: WOLFSON MICROELECTRONICS PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	04	09	2006
To	04	09	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY.
Number allotted	5,416.	1,875	105,000
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share (including any share premium)	204.50 PENCE	173.25 PENCE	75 PENCE

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): FIONA MURDOCH. Address: FLAT 1F2, 5 BRUNTSFIELD GARDENS. EDINBURGH. UK Postcode EH10 4DX.	ORDINARY	7,291
Name(s): JOHN URWIN. Address: 97, CAIYSIDE, FAIRMILEHEAD, EDINBURGH. UK Postcode EH10 7HR.	ORDINARY.	105,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/9/06

** A director / secretary / ~~administrator / administrative receiver / receiver~~ / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC089839.

Company name in full: WOLFSON MICROELECTRONICS PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day	05	05
Month	09	09
Year	2006	2006.

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	195,000.		
Nominal value of each share	0.1 PENCE.		
Amount (if any) paid or due on each share (including any share premium)	75 PENCE.		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): JOHN URWIN. Address: 97 CAIYSDE, FAIRMILEHEAD, EDINBURGH UK Postcode EH10 7HR.	Class of shares allotted: ORDINARY	Number allotted: 195,000.
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/9/06

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day	12	12
Month	09	09
Year	2006	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	10,000	28,500	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	40 PENCE	75 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): PAULINE DUNN Address: 29 STUART WYND, EDINBURGH UK Postcode: EH4 2 8XU	ORDINARY	20,000
Name(s): ANDREW CRINGEAN Address: 24 CARFRAE PARK, EDINBURGH UK Postcode: EH4 3JN	ORDINARY	13,500
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13/9/06

** A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	13	09	2006
To	13	09	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	280,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	75 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): ROSS ARNOTT Address: 6/3 ST BERNARDS CRESCENT, EDINBURGH UK Postcode: EH4 1NP	ORDINARY	75,000
Name(s): ANGUS JACKSON Address: 31 MORNINGSIDE PARK, EDINBURGH UK Postcode: EH10 5HD	ORDINARY	75,000
Name(s): EDWARD GLANVILLE Address: 5a GREENHILL GARDENS, EDINBURGH UK Postcode: EH10 4BN	ORDINARY	75,000
Name(s): SUZANNE HUNTER Address: FLAT 6/1, 15 CLARENDON STREET, GLASGOW UK Postcode: G20 7QP	ORDINARY	5,000
Name(s): PAUL NELSON Address: 8 TENNENT PARK, MID CALDER, WEST LOTHIAN UK Postcode: EH53 0RF	ORDINARY	50,000

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/9/06

** A ~~director /~~ secretary / administ~~rator / administrative receiver / receiver~~ / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	09	2006	15	09	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	64,000	508	374
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share (including any share premium)	15 PENCE	204.5 PENCE	173.25 PENCE

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) ANDREW CLINGEAN	Class of shares allotted	Number allotted
Address 24 CAFRAE PARK, EDINBURGH	ORDINARY	64,000
UK Postcode EH4 3SN		
Name(s) GREIG NELSON	Class of shares allotted	Number allotted
Address 17 WHITEHAUGH DRIVE, PAISLEY, RENFREWSHIRE	ORDINARY	882
UK Postcode PA1 3PG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18/9/06

** A ~~director~~ / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	18	09	2006
To	19	09	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,041	1,417	35,000
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share (including any share premium)	204.5 PENCE	173.25 PENCE	75 PENCE

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): JAMIE McCULLOCH Address: 73 OLDWOOD PLACE, ELIBURN, LIVINGSTON UK Postcode EH54 6US	ORDINARY	1,083
Name(s): DAVID ACE Address: 15/2 OXFORD STREET, EDINBURGH UK Postcode EH8 9PH	ORDINARY	35,000
Name(s): ANDREW BREWSTER Address: 25 COLINTON GROVE, EDINBURGH UK Postcode EH14 1DS	ORDINARY	750
Name(s): BRIAN McLEAN Address: 2449 PINE VALLEY GLEN, ESCONDIDO, CALIFORNIA 92026, USA UK Postcode	ORDINARY	625
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/9/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager~~ / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC089839
Company name in full	WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	09	2006	19	09	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	10,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	20 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): ANDREW MURRELL Address: 30 CRAIGENTINNY CRESCENT, EDINBURGH UK Postcode EH7 6QR	ORDINARY	10,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/9/06

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year
From	21	09	2006
To	22	09	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	1,875	355	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	204.5 PENCE	173.25 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): WILSON KUO Address: 5F, No. 30, LANE 318, LONGJIANG ROAD, TAIPEI 104, TAIWAN, R.O.C. UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 1,146
Name(s): LEWIS LIU Address: 2F, No. 6, LANE 173, SEC. 1, KANGNING ROAD, NEIHU DISTRICT, TAIPEI CITY 114, TAIWAN, R.O.C. UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 1,084
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/9/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange